UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MABCURE INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

554094 102
(CUSIP Number)

copy to: Clark Wilson LLP c/o Jonathan Lotz 800-885 West Georgia Street Vancouver, British Columbia V6C 3H1 (604) 687-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	554094 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amnon Gonenne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel and United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,409,600
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
6,409,600
	10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,409,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.62% based on 60,348,000 shares issued and outstanding as of July 7, 2008.
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This Statement relates to common stock, par value of $0.001, of MabCure Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 3702 South Virginia Street, Suite G12 -401, Reno, Nevada 89502-6030, USA.

Item 2. Identity and Background

(a)	Amnon Gonenne.
(b)	Dr. Gonenne has a business address at Unit 6 – The Court Yard, Gaulby Lane, Stoughton, Leicester LE2 2FL, United Kingdom.
(c)	Dr. Gonenne is a director and executive officer of the Issuer and is not otherwise employed.
(d)	Dr. Gonenne has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

Dr. Gonenne has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Gonenne is a citizen of Israel and the United States.

Item 3. Source and Amount of Funds or Other Considerations

Dr. Gonenne acquired 6,409,600 shares in the common stock of the Issuer on July 7, 2008. The transaction was effected pursuant to an asset purchase agreement dated January 10, 2008 among the Issuer, Indigoleaf Associates Inc. and Dr. Gonenne and an employment agreement made as of July 7, 2008 with the Issuer, whereby Dr. Gonenne was appointed a director and the President and Chief Executive Officer of the Issuer and the Issuer issued 6,409,600 shares to Dr. Gonenne in partial consideration of the services to be provided by Dr. Gonenne. No funds were used by Dr. Gonenne to acquire the shares.

Item 4. Purpose of Transaction

Dr. Gonenne's acquisition of the shares was made in connection with the purchase by the Issuer of certain intellectual property rights from Indigoleaf Associates Ltd. in consideration for the issuance of certain shares in the common stock of the Issuer pursuant to an asset purchase agreement dated January 10, 2008, whereby Indigoleaf Associates Ltd. acquired control of the Issuer and the directors and management of the Issuer were changed. The purpose of the acquisition was to compensate Dr. Gonenne for services to be provided to the Issuer. As set out above, Dr. Gonenne has also become a director and executive officer of the Issuer.

Dr. Gonenne intends to seek other business opportunities for the Issuer related to cancer detection and therapy, which are unrelated to the Issuer's former business of developing a pesticide removal detergent and marketing the product in China.

Depending on market conditions and other factors, Dr. Gonenne may acquire additional shares in the common stock of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Dr. Gonenne also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Dr. Gonenne does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)	As of July 7, 2008, the aggregate number and percentage of shares in the common stock of the Issuer beneficially owned by Dr. Gonenne was 6,409,600 shares, or approximately 10.62%.
(b)	Dr. Gonenne has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 6,409,600 shares in the common stock of the Issuer.
(c)	Other than as described in Item 3 above, Dr. Gonenne has not effected any transaction involving shares in the common stock of the Issuer in the past sixty days.
(d)	N/A.
(e)	N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Dr. Gonenne and any other person with respect to any securities of the Issuer.

Item 7	Material to be Filed as Exhibits
10.1	Employment Agreement made as of July 7, 2008 between the MabCure Inc. and Dr. Amnon Gonenne (incorporated by reference from our Current Report on Form 8-K filed on July 10, 2008)
10.2

Asset Purchase Agreement dated January 10, 2008 among Smartec Holdings Inc. (now MabCure Inc.), Indigoleaf Associates Inc. and Dr. Amnon Gonenne (incorporated by reference from our Current Report on Form 8-K filed on July 10, 2008)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2008
Dated
/s/ Amnon Gonenne
Signature
Amnon Gonenne President and Chief Executive Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CW1692211.4